UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)*

NEXTNAV INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

65345N 106
(CUSIP Number)

Benjamin S. Lewis C/O COLUMBIA CAPITAL 204 SOUTH UNION STREET ALEXANDRIA, VA 22314 703-519-2000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

November 13, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Employee Investors IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

69,857

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

69,857

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,857

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

(1)
 The percentage used herein and in the rest of this Schedule 13D/A is calculated based upon 128,864,792 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of November 8, 2024, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2024, filed on November 13, 2024.

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QPCO), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

850,366

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

850,366

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,366

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (ECI), LTD

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,911,444

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,911,444

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,911,444

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QP), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,911,444

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,911,444

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,911,444

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,761,810

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,761,810

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,761,810

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital IV, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,831,667

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,831,667

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,667

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

James B. Fleming, Jr.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,831,667

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,831,667

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,667

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment  No. 3”) to Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of NextNav Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on November 8, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on January 30, 2023 and Amendment No. 2 to Schedule 13D filed on March 14, 2024 (as previously amended, the “Prior Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Prior Schedule 13D, as previously amended. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Prior Scheduled 13D.

This Amendment No. 3 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Persons as a result of an increase in outstanding shares of Common Stock of the Issuer, which had the effect of decreasing CCEP IV’s ownership by 1% of the outstanding shares from that which was previously reported.

Item 1. Security and Issuer

This Amendment No. 3 amends the Prior Schedule 13D to replace the text of the second sentence of Item 1 in the Prior Schedule 13D in its entirety and replace it with the following:

The address of the principal executive offices of the Issuer is 11911 Freedom Drive, Suite 200, Reston, VA 20190.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b):

Items 5(a) – (b) are hereby amended and restated to read as follows:

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 3 to Schedule 13D are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Amendment No. 3, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D/A shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment No. 3.

Items 5(c) is hereby amended and restated to read as follows:

The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Columbia Capital Employee Investors IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (QPCO), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (QP), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (ECI), LTD

By:	Columbia Capital Equity Partners IV (QP), L.P.
Its:	Sole Shareholder

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital IV, LLC

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

James B. Fleming

By:	/s/ James B. Fleming